United States securities and exchange commission logo





                                March 3, 2021

       John Erhard
       Chief Executive Officer
       ArcLight Clean Transition Corp.
       200 Clarendon Street, 55th Floor
       Boston, Massachusetts 02116

                                                        Re: ArcLight Clean
Transition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed February 3,
2021
                                                            File No. 333-252674

       Dear Mr. Erhard:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed on February 3, 2021

       General

   1.                                                   Please disclose the
anticipated use of the funds from the trust and PIPE.
       Cover Page

   2. We note that your cover page is three pages long. Please revise to limit your cover page in accordance with Item
501(b) of Regulation S-K.
       Questions and Answers for Shareholders of ArcLight, page x

   3. Please include a section that discusses the interests that the current officers and directors have in the business
combination. Your disclosure should quantify the return that they
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FirstName  LastNameJohn
ArcLight Clean  Transition Erhard
                           Corp.
Comapany
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         will receive on their initial investments by listing the value of the securities as of the most recent practicable date. Include the PIPE investors in your discussion. Please make similar changes to your disclosure on page 15 and throughout the proxy statement/prospectus. For example, replace the statement that the
"securities will have a
         significantly higher value at the time of the Business Combination" with the actual value.
Summary of the Proxy Statement/Prospectus
Company Overview, page 1

4. Please address Proterra's history of net losses in the Summary, and indicate whether
         Proterra intends to use any of the proceeds from the transaction to address its accumulated deficit of $575.6 million.
Our limited history of selling battery systems..., page 26

5.       We note your disclosure in the third paragraph that Proterra's battery systems,
         electrification and charging solutions, fleet and energy management software and electric transit buses have in the past contained product defects. Please separate this disclosure into its own risk factor with separate heading that sufficiently describes the risk to investors. Please discuss any specific product defects that have materially impacted your
         business. As an example, we note news reports that Proterra   s
electric buses were taken
         out of service in Philadelphia in 2020.
Risk Factors, page 26

6. Please revise the introductory language to indicate that the risk factors listed reflect the material factors that make an investment in the registrant or offering speculative or risky.
         Refer to Item 105(a) of Regulation S-K.
Provisions in our charter documents..., page 64

7. We note your disclosure here that the forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act. Please ensure that you include similar disclosure where the forum provision is referenced throughout the proxy statement/prospectus.
Related Agreements, page 102

8. It does not appear that each of the agreements referenced in this section have been attached as annexes to the proxy statement/prospectus. You may not qualify by reference to the text of agreements that have not been included with the registration statement.
         Please revise to disclose that all material terms have been discussed. Background to the Business Combination, page 105

9. We note your disclosure on page 106 that you were initially introduced to Proterra by one of your board members who knew Proterra's Chief Technology Officer. Please tell us
 John Erhard
ArcLight Clean Transition Corp.
March 3, 2021
Page 3
         what consideration was given to the board members' potential conflict of interest, and to what extent he or she took part in the negotiations and decision to proceed with the business combination.
10. Please revise to include specific information with respect to the negotiation of the terms of the transaction, particularly the 0.8925 exchange ratio.
11. We note your disclosure on page 107 that ArcLight terminated business combination discussions with all other targets. Please elaborate on the extent to which negotiations with the other targets progressed.
GOVERNING DOCUMENTS PROPOSAL D, page 128

12. Please revise the fourth paragraph to clearly state that the exclusive forum provision in your certificate of incorporation will not apply to claims arising under the Exchange Act or Securities Act.
U.S. Federal Income Tax Considerations, page 145

13. Please have counsel file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K.
         Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a) and remove language stating that "generally" certain material tax consequences will apply. Please revise disclosure that
         the discussion is    a summary only    and revise to state that this
section constitutes
         counsel's opinion. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 168

14. We refer to your disclosures in Note 3. It appears the unaudited pro forma condensed combined financial information has been prepared under the legacy rules of Article 11 of
         Regulation S-X. Please be advised the amended rules to Article 11 of Regulation S-
         X became effective on January 1, 2021 for calendar year-end registrants. In this regard, please revise your pro forma presentation to comply with the requirements under the amended rules.
INFORMATION ABOUT PROTERRA, page 190

15. We note your disclosure that you have over 550 vehicles on the road across 43 states, territories and provinces spanning a wide spectrum of climates, conditions, altitudes, and terrains. We also note your disclosures regarding Proterra's competitive strengths. Please
FirstName LastNameJohn Erhard
       balance this disclosure with a discussion of the challenges Proterra's products face. For
Comapany    NameArcLight
       example,              Cleanchallenges
                  please disclose  TransitionorCorp.
                                                limitations associated with
your products in
March different  terrains
       3, 2021 Page   3 and in areas with extreme high or low temperatures.
FirstName LastName
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FirstName  LastNameJohn
ArcLight Clean  Transition Erhard
                           Corp.
Comapany
March      NameArcLight Clean Transition Corp.
       3, 2021
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Proterra's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key metrics and select financial data
Deliveries, page 215

16. We note your disclosure with respect to your vehicle deliveries in recent periods. We note also that the image on page 213 references the sale of your 1,000th bus in 2020. Please revise to clarify the difference between vehicle sales and deliveries, and consider adding a section that specifically addresses vehicle sales.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Effie Simpson at 202-551-3346 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing